VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

August 19, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christopher Dunham, Division of Corporate Finance, Real Estate & Construction

Re: Gores Metropoulos II, Inc.

Registration Statement on Form S-4

Filed July 7, 2021

File No. 333-257726

Dear Mr. Dunham:

This letter is sent on behalf of Gores Metropoulos II, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated August 3, 2021 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form S-4 filed on July 7, 2021

General

Mr. Christopher Dunham August 19, 2021 Page 2

1.

Comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants, when discussing the interest of certain persons in the business combination. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Please also disclose in an appropriate section the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 122, 123 and 354 to reflect the Staff’s comment.

2.

Comment: We note your disclosure, including on page 63, that your Public Stockholders will experience dilution. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including the redemption levels provided on pages 176 and 177, as well as the maximum redemption allowable under the Current Company Certificate, given that Sonder may waive the $500 million Closing Cash condition. Please also:

•

Disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;

•	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks; and

•

Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 109, 110, 111, 112, 130 and 167 to reflect the Staff’s comment.

Letter to Stockholders of Gores Metropoulos II, Inc., page i

3.	Comment: Please disclose the estimated number of shares of common stock and special voting common stock to be issued in the business combination. See Item 1 of Form S-4.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages ii and iii to reflect the Staff’s comment.

Mr. Christopher Dunham August 19, 2021 Page 3

Summary, page 35

4.

Comment: Please revise your Summary to disclose Sonder’s history of revenues and net losses since inception, as well as its accumulated deficit as of a recent date. Refer to Instruction to Item 503(a) of Regulation S-K for guidance. Please also quantify Sonder’s history of net losses on page 63.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 35 to indicate that Sonder has had a history of net losses since inception and Sonder’s accumulated deficit as of June 30, 2021.

Pursuant to the Staff’s request, the Company has revised the disclosure on page 64 to quantify Sonder’s history of net losses.

The Business Combination

Consideration to Sonder Stockholders in the Business Combination, page 39

5.

Comment: Briefly summarize the material terms of the earn out, including its triggers at various price thresholds for your Common Shares and the period of time that it will be in effect, as well as the material impacts on Public Stockholders of the earn out and any Earn Out Shares. Please also disclose the ownership percentages of Public Stockholders and Sonder Stockholders in the Post-Combination Company in the event that all Earn Out Shares are issued.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 40 and 41 to reflect the Staff’s comment.

Sonder Solicitation of Written Consents

Record Date; Sonder Stockholders Entitled to Consent, page 53

6.

We note your disclosure that as of April 29, 2021, there were 105,490,345 shares outstanding of Sonder capital stock eligible to consent with respect to the Sonder Proposal. Please either revise or explain as your enumerated list identifying various securities which this figure “consist[s] of” indicates there may have been as many as 157,468,179 shares outstanding.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 62 and 135 to reflect the Staff’s comment.

Interests of Certain Persons in the Business Combination

Mr. Christopher Dunham August 19, 2021 Page 4

Interests of the Company Initial Stockholders and the Company’s Other Current Officers and Directors, page 54

7.

Comment: It appears that the sponsor and certain directors may receive additional securities pursuant to an antidilution adjustment based on the PIPE Investment. Please quantify the number and value of securities the sponsor and certain directors may receive. In addition, disclose the ownership percentages in the company before and after the PIPE Investment to highlight dilution to public stockholders.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 20, 55, 107, 141, 181 and 258 to reflect the Staff’s comment. The Company respectfully advises the Staff that all conversion price adjustment rights (i.e., anti-dilution adjustment rights) granted to holders of Class F Stock under the Current Company Certificate were waived by the Initial Stockholders at signing. Therefore, Class F Shares held by the Initial Stockholders will convert on a one-for-one basis in connection with the consummation of the Business Combination (including the PIPE Investment). Ownership percentages in the Company before and after the PIPE Investment are reflected in the “Before the Business Combination” and “After the Business Combination” columns of the beneficial ownership table, located on pages [394 and 395], as the PIPE Investment is a component of (and will occur substantially at the same time as) the consummation of the Business Combination.

8.

Comment: Please disclose whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 20, 55, 107, 141, 181 and 258 to reflect the Staff’s comment.

9.

Comment: Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Please also disclose whether you will pay your Sponsor or its affiliates any finder’s fee, consulting fee, or other compensation in connection with this transaction in light of your disclosure on pages 253 and 374.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 22, 57, 108, 109, 142, 183, 259, 260, 385 and 386 to reflect the Staff’s comment.

Mr. Christopher Dunham August 19, 2021 Page 5

Risk Factor Summary

Risks Related to the Company and the Business Combination, page 64

10.

Comment: Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 22, 57, 108, 109, 142, 183, 259 and 260 to reflect the Staff’s comment.

Risk Factors, page 71

11.

Comment: Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 65, 106 and 107 to reflect the Staff’s comment.

The Business Combination

Certain Engagements in Connection with the Business Combination and Related Transactions, page 160

12.

Comment: We note that both Deutsche Bank and Citigroup performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please also quantify the aggregate fees payable to Deutsche Bank and Citigroup for these additional services after the IPO, for example in connection with the Potential Private Placement, and disclose whether they are contingent on completion of the business combination.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 167 to reflect the Staff’s comment.

Mr. Christopher Dunham August 19, 2021 Page 6

Certain Financial Projections Provided to Our Board, page 169

13.

Comment: On page 170 you describe various matters underlying the projections in which Sonder’s management made significant assumptions with respect to general business, economic, market, regulatory and financial conditions. Please explain in more detail the material assumptions underlying the projections and the limitations of the projections. In addition, disclose whether your projections are in line with historic operating trends, and if not, address why the change in trends is appropriate or assumptions are reasonable. In your revised disclosure, please discuss how your projections compare to actual annualized experience for the quarter ended March 31, 2021.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 178, 179 and 180 to reflect the Staff’s comment.

Additionally, pursuant to the Staff’s request, the Company has revised the disclosure beginning on page 180 to reflect the Staff’s comment regarding how Sonder’s projections compare to actual annualized experience for the quarter ended March 31, 2021 and the quarter ended June 30, 2021.

14.	We note that your projections are based on several non-GAAP measures. Please revise your disclosure to include a narrative discussion of how each of these measures are calculated.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 177 and 178 to reflect the Staff’s comment.

Material U.S. Federal Income Tax Considerations of the Business Combination, page 183

15.

Comment: Please revise here and on page 60 to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions, as the Public Stockholders will be making an investment decision whether or not to redeem their shares. See Item 4(a)(6) of Form S-4. In this regard we note disclosures throughout your prospectus that the parties only “intend” the mergers to be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. For guidance, please see Section III of Staff Legal Bulletin No. 19, which is available on our website.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 61, 192 and 199 to reflect the Staff’s comment. In addition, the Company is filing a form of opinion of Sonder’s counsel related to certain U.S. tax matters as Exhibit 8.1 to the Registration Statement on Form S-4.

Mr. Christopher Dunham August 19, 2021 Page 7

Management of the Company

Conflicts of Interest, page 248

16.	Comment: We note your Current Company Certificate waived the corporate opportunities doctrine. Please address whether it impacted your search for an acquisition target.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 155 to reflect the Staff’s comment.

Sonder Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Gross (Loss) Profit and Adjusted Gross Margin, page 303

17.

Comment: We note your Landlord Payment adjustment is designed to reflect abatements from real estate owners at the time it is utilized rather than on a straight line basis as required by GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations in determining the propriety of this adjustment.

Response: The Staff’s comment is noted. For the reasons provided below, however, Sonder respectfully submits that the inclusion of adjustments in its non-GAAP financial measures related to abatements from real estate owners is neither an individually tailored recognition and measure method in violation of Rule 100(b) of Regulation G nor inconsistent with the Staff’s guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (“Question 100.04”).

As disclosed in the S-4 registration statement, Sonder tracks certain non-Generally Accepted Accounting Principles (“non-GAAP”) financial measures to evaluate its performance, identify trends, formulate financial projections and make strategic decisions. Sonder believes that the non-GAAP financial measures it uses provide useful information to investors and others in understanding and evaluating Sonder’s results of operations in the same manner as Sonder’s management team, thereby enabling investors to see the company through the eyes of Sonder management. Effective and efficient cash usage is an important concept for Sonder management because the growth of Sonder’s business is directly related to how it can manage the limited cash resources available to it. Thus, it is important for Sonder to show investors these two non-GAAP financial measures to track Sonder’s ability to effectively and efficiently manage and grow its business.

Mr. Christopher Dunham August 19, 2021 Page 8

The two non-GAAP financial measures that Sonder provides to investors are (i) Adjusted Gross (Loss) Profit and (ii) Adjusted Gross Margin. Both such non-GAAP financial measures are fully reconciled to the most directly comparable GAAP financial measures so that Sonder investors are fully aware of changes made between the GAAP financial measure and the non-GAAP financial measure.

Sonder’s real estate contracts typically have several months of rent abatement at the commencement of the contract, reflecting periods of free rent which benefit Sonder at the commencement of a lease when a property is being onboarded by Sonder. In contrast, GAAP rent straight lines any rent abatement received over the duration of the contract. Adjusted Gross (Loss) Profit adjusts payments Sonder makes to real estate owners to reflect the timing of rent abatement, mainly represented by the periods of free rent. Sonder uses Adjusted Gross (Loss) Profit in an effort to most accurately reflect the economic substance of each real estate contract between Sonder and the landlord. Additionally, Adjusted Gross Margin is a key measure of Sonder’s performance and ability to operate units with compelling unit economics. Sonder uses Adjusted Gross Margin to evaluate profit after rent payments are made, and utilizes this as a key metric to effectively manage growth of its business taking into consideration the impact of beneficial abatement terms typically built into Sonder’s leases.

Sonder is of the view that Question 100.04 deals with an issue that is not applicable to the current situation. In Question 100.04, the SEC staff answers a question regarding the acceleration of revenue and presentation of non-GAAP performance measures that incorporate this concept. Sonder believes this is not the case with respect to Sonder’s use of Adjusted Gross (Loss) Profit and Adjusted Gross Margin, both of which focus on recognizing expenses at the time such expenses are actually incurred, not accelerating revenue to a period before earned. In Sonder’s view, in no way does Sonder’s disclosure result in the acceleration of revenue or the delayed recognition of costs.

In addition, the last sentence of 100.04 notes that “[o]ther measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.” Rule 100(b) of Regulation G (“Rule 100(b)”) states that a company “shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

Sonder believes that the use of the two non-GAAP financial measures does not mislead investors or contain any untrue statement or omit a material fact. Quite the contrary, with Adjusted Gross (Loss) Profit and Adjusted Gross Margin metrics, Sonder tries to give its investors the same view as Sonder management into the actual cash flows of the company associated with making investments into operating leases.

Mr. Christopher Dunham August 19, 2021 Page 9

Based on Sonder’s evaluation of Question 100.04 and Rule 100(b) of Regulation G and the various definitions provided therein, Sonder determined that the adjustment described above does not constitute an individually tailored accounting principle as Sonder is simply recognizing the rent abatement that it contractually receives from landlords.

18.

Comment: Please tell us the types of expenses included in “operations and support” in your condensed consolidated statements of operations and explain to us why these amounts have not been included in your calculation of gross profit.

Response: The Staff’s comment is noted. The Company has revised its disclosures on pages 302, 314, 316 and 318.

Sonder respectfully advises the Staff that, as disclosed in the Form S-4 registration statement, the types of expenses included in “operations and support” in the condensed consolidated statement of operations primarily consist of personnel-related expenses and variable costs for guest-facing functions. These include costs associated with customer service agents and hospitality agents, depreciation of property and equipment, and general costs to operate its units (including utilities, opening new spaces, lease termination fees, and purchases of low value items for units, such as small kitchen appliances). Costs related to the opening or onboarding of new units, and lease termination fees, are not directly associated with generating revenue and are considered part of Sonder’s general business operations recorded in operations and support on its statement of operations. The personnel-related expenses and variable costs are not included in the calculation of gross profit. The majority of Sonder’s cost of revenue is the contractually fixed cost to acquire usage of the property (e.g. the fixed and variable rental payments payable to real estate owners), cleaning costs, and payment processing charges, whereas operation and support expenses are (1) costs related to guest-facing functions and (2) variable expenses associated with guest units that are not payments to acquire usage of the room.

As Sonder’s views itself as a technology-enabled hospitality company, its statement of operations is shown similar to other technology companies, as opposed to how other hospitality companies show their statement of operations. However, in order to measure performance of the properties Sonder leases against other hospitality companies, Sonder measures the Property Level Profit or Loss of its properties on an aggregated basis, and as a result certain costs are pushed back up into the calculation of gross profit. This presentation provides investors the most direct comparison to other hospitality companies who provide property level metrics.

Mr. Christopher Dunham August 19, 2021 Page 10

Executive Compensation

Summary Compensation Table, page 332

19.	Comment: If material, please describe the terms of the COVID-19 related salary reductions referenced in footnote (1). Refer to Item 402(o) of Regulation S-K for guidance.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 343 to reflect the Staff’s comment.

Description of Securities

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Exclusive Forum, page 350

20.

Comment: We note that the exclusive forum provision in the Amended and Restated Bylaws attached as Annex C provides that the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise here and on page 110 to address any uncertainty about enforceability. In this regard we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 115, 362, 377 and 378 to reflect the Staff’s comment.

Beneficial Ownership of Securities

Beneficial Ownership of Company Securities, page 382

21.

Comment: Please revise your beneficial ownership table to also include the post-combination special voting common stock, i.e. all “Post-Combination Company Stock.” In this regard we note your disclosure on page 340 that the holders of Common Stock and Special Voting Common Stock will at all times vote together as one class on all matters submitted to a vote of stockholders. We also note that the Sonder Canada Exchangeable Shares will be exchangeable for Common Stock upon the completion of the First Merger, that the Special Voting Stock enables the holders of Exchangeable Shares to exercise voting rights prior to any exchange for Common Stock, and that the Special Voting Stock must be redeemed upon the occurrence of an exchange of Exchangeable Shares.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 393, 394, 395 and 396.

22.	Comment: Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Mr. Christopher Dunham August 19, 2021 Page 11

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 394 and 395 to reflect the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Christina L. Poulsen, Esq.

Jonathan Chan, Esq.